# NOVAWEST RESOURCES INC.

Suite 1000, The Ma[illegible]e Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Ph[illegible]4) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
www.novawest.com E-Mail: novawest@novawest.com


03022541

## For Immediate Release

## AGM REPORT

**TSX Venture Exchange Listed - Canada**
**Trading Symbol – NVE**
**Website – http://www.novawest.com**

**S.E.C. Exemption 12(g)3-2(b)**
**File No. 82-3822**
**Standard & Poors Listed**
**Dun & Bradstreet Listed**



**April 23, 2003**

**NovaWest Resources Inc.** (the "Company") Symbol "NVE" on the TSX Venture Exchange announces that the Company's Annual General Meeting took place, as scheduled, April 11, 2003 in Vancouver, Canada. The shareholders approved all resolutions submitted by management. The two resolutions that required Disinterested Shareholder Approval, the first regarding the Company's Stock Option Plan including any necessary amendments required by regulatory bodies, and the second resolution, regarding future Private Placements and Public Offerings whereby the Company would be authorized to issue more than twenty percent of the then, issued and outstanding shares, both received approval. There was no new business arising from the floor. The Company's President led an enlightening 2-hour discussion period, regarding the Company's new $12 million Raglan Joint Venture and the upcoming plans for the Raglan Assemblage. Shareholders expressed their enthusiasm for the recent developments. Patrick D. O'Brien, Brian F. Adams and Jerry W. Dibble were re-elected to the Board of Directors, with Patrick D. O'Brien re-appointed Chairman. The Board of Directors re-appointed Mr. Peter W. Short to the position of Corporate Secretary. The meeting was then adjourned.

Management would like to thank the Company's shareholders for their continued support.

NovaWest invites the public to visit its website at http://www.novawest.com or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.



*"Patrick D. O'Brien"*
Patrick D. O'Brien – Chairman



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